UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 000-16496

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Constar, Inc. 401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Constar International Inc.

One Crown Way

Philadelphia, PA 19154

Constar, Inc. 401(k) Retirement Savings Plan

Report of Independent Registered Public Accounting Firm

To the Participants and the Plan Administrator of Constar, Inc. 401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Constar, Inc. 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Constar, Inc. 401(k) Retirement Savings Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Parente Randolph, LLC
Philadelphia, Pennsylvania
June 26, 2008

CONSTAR, INC.

401(k) RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2007	2006
Assets:
Investments, at fair value	$49,297,620	$44,860,738

Liabilities	—	—

Net assets available for benefits at fair value	49,297,620	44,860,738

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	43,135	182,827

Net assets available for benefits	$49,340,755	$45,043,565

See accompanying Notes to Financial Statements.

CONSTAR, INC.

401(k) RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2007	2006
Additions to net assets:
Investment income:
Interest and dividend income	$466,232	$377,136
Interest income - participant loans	150,746	108,264
Net appreciation in fair value of investments	1,777,077	4,488,573

	2,394,055	4,973,973

Contributions:
Employer	1,693,494	1,005,495
Participant	3,282,252	2,870,691
Rollover	137,786	65,747

	5,113,532	3,941,933

Total additions	7,507,587	8,915,906

Deductions from net assets:
Benefits paid to participants	3,194,422	4,731,248
Administrative expenses	15,975	50,470

Total deductions	3,210,397	4,781,718

Net increase in net assets	4,297,190	4,134,188

Net assets available for benefits:
Beginning of year	45,043,565	40,909,377

End of year	$49,340,755	$45,043,565

See accompanying Notes to Financial Statements.

CONSTAR, INC.

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

1. Description of Plan

The following description of the Constar, Inc. 401(k) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Prior to its initial public offering (the “IPO”) on November 20, 2002, Constar International Inc. (the “Company” or “Constar”) had operated as a wholly owned subsidiary of Crown Cork & Seal Company, Inc. As a result of the IPO, participant accounts of Constar employees were transferred into the Plan from Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan and Crown Cork & Seal Company, Inc. (“Crown”) Retirement Thrift Plan effective November 21, 2002.

General

The Plan is a defined contribution plan. The purpose of the Plan is to provide a convenient method by which eligible employees of the Company may save regularly through compensation deferrals, savings contributions, and through Company matching contributions. Compensation is generally defined as salary, wages, overtime payments, bonuses, commissions, vacation pay, and sick pay. Generally, full-time employees are eligible to participate in the Plan on the first day of the month following completion of 30 days of employment. Part-time employees are generally eligible to participate as of the first day of the month following the completion of a 12 consecutive month period during which the employee is credited with 1,000 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and certain provisions of the Internal Revenue Code (the “IRC”).

Contributions

There are several components to the contribution structure of the Plan: a participant compensation deferral 401(k) component, catch-up contribution component, savings contribution component, and a Company matching contribution component. The compensation deferral 401(k) component of the Plan allows pre-tax employee contributions of 2% to 100% of annual compensation. Pre-tax contribution amounts are subject to certain limitations. The catch-up contribution component allows for catch-up contributions to be made in accordance with section 414(v) of the IRC by eligible employees who have attained age 50 before the close of the Plan year. The savings contributions component allows after-tax employee contributions of 1% to 5% of annual compensation. The Company makes matching contributions equal to 100% of the employee’s compensation deferral contribution, up to the first 3% and 50% of the employee’s compensation deferral contribution for the next 3% of the compensation contributed by the employee, as described in the provisions of the Plan. In no event may the total of participant compensation deferral 401(k) component, catch-up contribution component, savings contribution component, and a Company matching contribution component, exceed the lesser of $45,000 or 100% of a participant’s compensation, as defined in Treasury Regulation Section 1.415-2(d), for any participant in a calendar year, subject to certain cost-of-living adjustments. Participants direct the investment of their contributions and Company matching contributions into various investment options offered by the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and the participant’s allocation of the Company’s contribution, as described above. Plan earnings, after expenses, are allocated to the participant’s account based on participant’s account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Participants are immediately vested in Company matching contributions made on or after April 1, 2007 plus actual earnings thereon. Vesting in Company matching contributions made prior to April 1, 2007 plus actual earnings thereon is based on years of continuous service. Generally, a participant is 100 % vested in Company matching contributions made prior to April 1, 2007 after four years of credited service.

CONSTAR, INC.

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

Participant Loans

Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 % of the participant’s vested balance. Loan terms range from 1 to 5 years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with a prevailing commercial rate for a secured personal loan. Interest rates on loans outstanding as of December 31, 2007 range from 5.0% to 10.5%. Principal and interest is paid ratably through payroll deductions. Generally, a participant may not have more than one outstanding loan at any one time.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account or rollover the vested balance into a specified qualifying account. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. All distributions are paid in cash, with the exception of company stock which is paid in cash or company stock.

Forfeited Accounts

When certain terminations of participation in the plan occur, any non-vested portion of the participant account, as defined, represents a forfeiture. Forfeitures may be used to reduce future employer contributions. Forfeitures of $36,970 and $50,793 reduced employer contributions in 2007 and 2006, respectively. Forfeited non-vested amounts available for use totaled $-0- and $60 at December 31, 2007 and 2006, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their employer contributions made prior to April 1, 2007.

2. Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 establishes a common definition for fair value to be applied to U.S GAAP guidance requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. In February 2008, the FASB issued FASB Staff Position FAS 157-2, “Effective Date of FASB Statement No. 157,” which defers the effective date of SFAS 157 for all nonfinancial assets and liabilities, except those recognized or disclosed at fair value on a recurring basis (at least annually), until years beginning after November 15, 2008 and interim periods within those years. The impact of adoption of SFAS 157 on the Plan’s net assets available for benefits and changes in net assets available for benefits is not anticipated to be material.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits entities to choose to measure certain financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The impact of adoption of SFAS No. 159 on the Plan’s net assets available for benefits and changes in net assets available for benefits is not anticipated to be material.

CONSTAR, INC.

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

3. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

As described in the Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measure for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were able to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Plan Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The FSP was adopted as of December 31, 2006.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common/collective trust funds are stated at fair value as determined by the issuer of the common/collective trust funds based on the fair market value of the underlying investments. Common/collective trust funds with underlying investments in investment contracts are valued at fair market value of the contracts and then adjusted by the issuer to contract value.

The Plan’s investments include the Wells Fargo Stable Return Fund N (the “Fund”), a stable value fund that is a common/collective trust fund. The fund may invest in investment contracts and security-backed contracts. An investment contract is a contract issued by a financial institution to provide a stated rate of return to the buyer of the contract for a specified period of time. A security-backed contract has similar characteristics as a traditional investment contract and is comprised of two parts: the first part is a fixed-income security or portfolio of fixed-income securities; the second part is a contract value guarantee (wrapper) provided by a third party. Wrappers provide contract value payments for certain participant-initiated withdrawals and transfers, a floor crediting rate, and a return of fully accrued contract value at maturity. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

The Company and Crown stock funds are valued at their year-end unit closing price (comprised of year-end market price plus un-invested cash position).

Participant loans are valued at their outstanding balances, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits

Benefits are recorded when paid.

CONSTAR, INC.

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

4. Investments

The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2007	2006
Wells Fargo Stable Return Fund N	$14,292,184	$12,739,153
Wells Fargo Advantage Index Fund	7,467,193	7,489,389
Van Kampen Equity Income Fund	3,779,064	3,887,818
Crown Cork & Seal Company, Inc. Stock Fund	3,515,822	3,479,392
American Europacific Growth Fund	3,490,049	2,395,194
Baron Small Cap Fund	2,737,880	—
Constar International, Inc. Stock Fund	—	2,530,685
STI Classic Small Cap Growth Stock	—	2,423,874

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	Year Ended December 31,
	2007	2006
Common/collective trust fund	$608,802	$542,331
Mutual funds	1,132,267	2,147,663
Common stock	36,008	1,798,579

Net appreciation in fair value of investments	$1,777,077	$4,488,573

5. Related Party Transactions

Certain plan investments are shares of mutual funds managed by affiliates of Wells Fargo Bank, N.A. (the “trustee”). The Plan also invests in shares of the Company’s stock through the Constar International Stock Fund and shares of Crown stock through the Crown Cork & Seal Company, Inc. Stock Fund. The plan also issues loans to participants which are secured by balances in the participants’ accounts. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

6. Plan Expenses

All recordkeeping expenses for the administration of the Plan are paid by the participants and certain miscellaneous fees are paid by the Company.

7. Tax Status

The Internal Revenue Service determined and informed the Company by letter dated April 17, 2003 that the Plan was qualified under Section 401(a) of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

8. Risks and Uncertainties

The Plan provides for investment options in various funds which invest in equity and debt securities and other investments. Such investments are exposed to various risks and uncertainties, such as interest rate risk, credit risk, economic changes, political unrest, regulatory changes and foreign currency risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of these investment securities will occur in the near term and that such changes could materially impact participants’ account balances and the amounts reported in the financial statements. At December 31, 2007 and 2006, approximately 3% and 6%, respectively, of the Plans net assets were invested in the common stock of the Company.

CONSTAR, INC.

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

9. Reconciliation of Financial Statements to Form 5500

The following are reconciliations of amounts reported in the financial statements to amounts reported on Form 5500 as of December 31, 2007 and 2006:

	December 31,
	2007	2006
Net assets available for benefits per the financial statements	$49,340,755	$45,043,565
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(43,135)	(182,827)

Net assets available for benefits per Form 5500	$49,297,620	$44,860,738

Net increase in net assets per the financial statements	$4,297,190	$4,134,188
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	139,692	(182,827)

Net income per Form 5500	$4,436,882	$3,951,361

10. Plan Amendment

In December 2006, the Administrative Committee of the Constar, Inc. 401(k) Retirement Savings Plan elected to change the Plan to a safe-harbor Plan effective January 1, 2008. As such, the plan will no longer be required to conduct certain non-discrimination tests. Company matching contributions and vesting rules were amended, effective April 1, 2007 to comply with safe-harbor regulations.

11. Change in Trustee

Effective April 3, 2006, plan assets were transferred from SunTrust Bank to the current trustee of the plan, Wells Fargo Bank, N.A.

CONSTAR, INC. 401(k) RETIREMENT SAVINGS PLAN	Schedule I

Schedule of Assets (Held at End of Year)

As of December 31, 2007

Constar, Inc., EIN 58-0680950 Plan Number: 001

Form 5500, Schedule H, Line 4i:

	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value		Current Value
*	Wells Fargo	Wells Fargo Stable Return Fund N	Common/Collective Trust	$14,292,184
*	Crown Cork & Seal Company, Inc.	Crown Cork & Seal Company, Inc. Stock Fund	Common Stock Fund	3,515,822
*	Constar International, Inc.	Constar International, Inc. Stock Fund	Common Stock Fund	1,307,464
*	Wells Fargo	Wells Fargo Advantage Index Fund	Mutual Fund	7,467,193
	Van Kampen	Van Kampen Equity Income Fund	Mutual Fund	3,779,064
	American Funds	American Europacific Growth Fund	Mutual Fund	3,490,049
*	Wells Fargo	Wells Fargo Advantage Total Return	Mutual Fund	2,441,091
	Dodge & Cox	Dodge & Cox Stock Fund	Mutual Fund	2,195,012
	Goldman Sachs	Goldman Sachs Mid-Cap Value Fund	Mutual Fund	1,953,613
*	Wells Fargo	Wells Fargo Advantage Small Company Value Fund	Mutual Fund	601,492
	T. Rowe Price	T. Rowe Price Growth Stock Fund	Mutual Fund	1,065,371
*	Wells Fargo	Wells Fargo Advantage Discovery Fund	Mutual Fund	1,405,991
*	Wells Fargo	Wells Fargo Advantage Dow Jones Target 2010	Mutual Fund	137,673
*	Wells Fargo	Wells Fargo Advantage Dow Jones Target 2020	Mutual Fund	203,689
*	Wells Fargo	Wells Fargo Advantage Dow Jones Target 2030	Mutual Fund	164,646
*	Wells Fargo	Wells Fargo Advantage Dow Jones Target 2040	Mutual Fund	159,721
*	Wells Fargo	Wells Fargo Advantage Dow Jones Target 2050	Mutual Fund	1,293
*	Wells Fargo	Wells Fargo Advantage Dow Jones Target Today	Mutual Fund	225,031
	Baron	Baron Small Cap Fund	Mutual Fund	2,737,880
*	Participant loans	Constar International, Inc. 401(k) Savings Plan	Participant Loans (5.00% - 10.50%)	2,153,341

				$49,297,620

*	Party-in-interest as defined by ERISA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

CONSTAR, INC. 401 (K) RETIREMENT SAVINGS PLAN

By:	/s/ Walter S. Sobon
Walter S. Sobon Executive Vice President and Chief Financial Officer, Constar, Inc. Member of 401(k) Retirement Savings Plan Administrative Committee

Date: June 26, 2008

INDEX TO EXHIBITS

Exhibit Number

23.1	Consent of Independent Registered Public Accounting Firm